                                                                    EXHIBIT 99.1

      HOLLINGER INC. FILES COUNTERCLAIM AGAINST HOLLINGER INTERNATIONAL FOR
       SEEKING TO ILLEGALLY INTERFERE WITH SALE OF HOLLINGER INC. SHARES

     Suit Alleges That Certain Directors of Hollinger International Violated Their Fiduciary Duty by Adopting Poison Pill Seeking to Entrench Themselves at
                            Expense of Shareholders

       Suit Details Deception and Misrepresentations by Thompson and Paris



         Toronto, Canada, February 3, 2004 - Hollinger Inc. (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that it had filed a counterclaim in Delaware Chancery Court against Hollinger International to prevent "illegal maneuvering" intended to interfere with the tender offer for Hollinger Inc. shares made by Press Holdings International Limited ("PHIL"). Defendants in the suit also include members of the Hollinger International Corporate Review Committee as well as Richard C. Breeden, advisor to the Special Committee of Hollinger International.

         On January 26, the Hollinger International Corporate Review Committee met and purported to adopt a poison pill to thwart the tender offer by PHIL. The suit charges that the defendants improperly were seeking to interfere with a transaction, not in shares of Hollinger International, but in shares of its parent company, whose ownership they can and should have no say in determining. The suit characterizes the Corporate Review Committee's actions in this respect as "blatant thievery" of Hollinger Inc.'s voting rights.

         The purported adoption of the poison pill, according to the suit, is damaging Hollinger Inc.'s public shareholders and violates the defendants' fiduciary duty to their own shareholders by entrenching the members of the Corporate Review Committee and the Special Committee's advisor, Richard C. Breeden, at increasingly immense cost to the company's shareholders.

         The suit also contends that the actions of the Corporate Review Committee were invalid since the Committee had been disbanded by a prior change in the company's by-laws and the by-laws would require that the full Board adopt any such poison pill.

         In addition to seeking an injunction to prevent further interference by Hollinger International in the PHIL tender offer, the suit seeks to void the restructuring proposal signed in November 2003 by Lord Black and the chairmen of Hollinger International's Special Committee and Audit Committee. The suit alleges that, in order to induce Lord Black to agree to the proposal, Mr. Gordon Paris and Mr. James Thompson engaged in deception, which included falsely claiming that certain non-compete payments made to Lord Black, Hollinger Inc. and others were not authorized by independent directors of the Board.

         The lawsuit cites extensive evidence that directly contradicts the claims by Mr. Paris and Mr. Thompson. The evidence cited in the lawsuit includes Audit Committee minutes, a report by independent auditors KPMG saying it confirmed that independent directors approved the payment, due diligence notes of a conversation between Mr. Thompson and outside legal counsel indicating the payments were approved, as well as an SEC filing signed in 2001 by Mr. Thompson, as Audit Committee Chairman, and the other two members of the Hollinger International Audit Committee, that said "The Company's independent directors have approved the terms of these payments."

         Hollinger Inc.'s principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media Contact:

Jim Badenhausen
212-484-7205

                                     - 30 -